U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

_______________________________________________________________________________
1.   Name and Address of Reporting Person*

  CHARMAN                            John                  R.
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   (Last)                           (First)             (Middle)


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                                    (Street)


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   (City)                           (State)              (Zip)

                                                         ENGLAND
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2.   Issuer Name and Ticker or Trading Symbol


              ACE Limited (NYSE: ACE)
_______________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



_______________________________________________________________________________
4.   Statement for Month/Year


        February 2001
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5.   If Amendment, Date of Original (Month/Year)


_______________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

      Former Chief Executive Officer, ACE Global Markets Ltd.
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_______________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
_______________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                               6.
                                                                4.                              5.             Owner-
                                                                Securities Acquired (A) or      Amount of      ship
                                                   3.           Disposed of (D)                 Securities     Form:     7.
                                                   Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                     2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                   Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                    Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                           (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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Ordinary Shares                      2/22/2001      A(1)     V      27,500      A     (1)        886,920(2)    D(3)
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Ordinary Shares                                                                                1,973,657       I(3)(4)    By trusts
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Ordinary Shares                                                                                   24,619       I(5)        By ACE
                                                                                                                           Trustees
                                                                                                                           Limited
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
*   If the Form is filed by more than one  Reporting  Person,  see  Instruction
    4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                         (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                   10.
                                                                                                         9.        Owner-
                                                                                                         Number    ship
                                                                                                         of        Form
                   2.                                                                                    Deriv-    of
                   Conver-                    5.                              7.                         ative     Deriv-   11.
                   sion                       Number of                       Title and Amount           Secur-    ative    Nature
                   or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                   Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                   cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                   Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                 of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of           Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative         ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security           Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)         ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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Options                                                                       Ordinary
to acquire        $36.30   2/22/2001   A   V    66,000       (6)   2/22/2011  Shares     66,000  (6)     226,000(2)  D
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Explanation of Responses:
(1)  Restricted stock award pursuant to ACE Limited 1995 Long-Term Incentive Plan.  Stock vests as follows: 1/4 on first anniversary of the date of the award, 1/4 on second anniversary of the date of the award, 1/4 on third anniversary of the date of the award, and 1/4 on fourth anniversary of the date of the award.
(2)  Although the reporting person is no longer an executive officer of ACE Limited, for the purposes of the restricted stock and options that comprise these totals but are not presently vested or exercisable, the reporting person's date of termination of employment with ACE Limited is deemed to be July 8, 2003.  Thus, such restricted stock and options will continue to vest in accordance with the terms of their respective award agreements until July 8, 2003, at which time all such restricted stock and options that have not become exercisable will be forfeited and will lapse.
(3)  These totals reflect (a) a change in the allocation of 38 Ordinry Shares which were previously reported as having been purchased directly by the reporting person, but were indirectly attributable to the reporting person and (b) dividends of
     Ordinary Shares which have been reinvested pursuant to the ACE Limited Dividend Reinvestment Plan in exempt transactions in accordance with Rule 16a-11.
(4)  These Ordinary Shares are subject to trust arrangements for the benefit of the reporting person and/or his family members. The reporting person disclaims beneficial ownership of the Ordinary Shares held by these trusts.
(5)  The reporting person was a director of ACE Trustees Limited and, under the rules of the SEC, may be deemed to have had beneficial ownership of such shares.  However, the reporting person disclaims having had beneficial ownership of any of the
     Ordinary Shares held by these trusts.
(6)  Option award pursuant to ACE Limited 1995 Long-Term Incentive Plan.  Options vest as follows: 1/3 on first anniversary of the date of the award, 1/3 on second anniversary of the date of the award, and 1/3 on the third anniversary of the award.



By:  /s/ John R. Charman                                    16th of May 2001
--------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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